January 22, 2024

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington D. C., 20549

Re: Liberty Star Uranium & Metals Corp.

Registration Statement on Form S-1

Filed December 22, 2023

File No. 333-276262

Dear Timothy S. Levenberg, Special Counsel’

United States Securities and Exchange Commission

Office of Energy & Transportation,

We have responded to your comment letter and completed the following corrections at your request.

Registration Statement on Form S-1

Selling Stockholders, page 8

1. You disclose that the table is as of “August 20, 2021,” and that you (rather than the selling stockholder) are offering the securities covered by the Form S-1 registration statement, and that Triton has had no material relationship with you and owns none of your common stock. Please revise this section to provide current and accurate information about the offering.

Response:

We changed the date of the table to the current date, and corrected the language to reflect that the selling stockholder is offering the securities covered by the Form S-1 registration statement, and we corrected the material relationship with Triton to show that they may own up to 9.99% of our common stock from the Common Stock Purchase Agreement (the “Agreement”), dated as of August 20, 2021 (the “Execution Date”).

Signatures, page 36

2. Please provide the text that Form S-1 requires for this section instead of the language that applies to Exchange Act filings.

Response:

We corrected the signatures page and provided the text for Form S-1and removed the language that applied to Exchange Act filings for this section. We also updated the dates to the current date.

We are refiling the S1 to comply with your requests as an S-1/A.

Thank you,

/s/ Patricia Madaris
Patricia Madaris
Interim CEO & President
Liberty Star Uranium & Metals Corp.